Exhibit 99.1

Annual General Meeting of Shareholders of Sierra Metals Inc. (the “Corporation”)
held on May 30, 2018

in Toronto, Ontario

Report of Voting Results
Pursuant to Section 11.3 of National Instrument 51-102
and Section 461 of the TSX Company Manual

	Outcome of	Common Shares Voted (including proxy vote)
Matter Voted Upon	Vote	For		Against	Withheld
1. To elect the following directors for the ensuing year:
J. Alberto Arias	Approved	99,345,908	(86.68%)	n/a	15,265,077	(13.32%)
Steven G. Dean	Approved	114,063,272	(99.52%)	n/a	547,713	(0.48%)
Douglas F. Cater	Approved	114,568,685	(99.96%)	n/a	42,300	(0.04%)
Philip Renaud	Approved	114,188,167	(99.63%)	n/a	422,818	(0.37%)
Igor Gonzales	Approved	114,568,410	(99.96%)	n/a	42,575	(0.04%)
Dionisio Romero	Approved	96,587,203	(84.27%)	n/a	18,023,782	(15.73%)
Jose Vizquerra Benavides	Approved	114,061,558	(99.52%)	n/a	549,427	(0.48%)
2. To reappoint PricewaterhouseCoopers LLP as the Corporation’s auditors for the ensuing year and to authorize the directors to fix their remuneration	Approved	129,135,201	(99.99%)	n/a	13,874	(0.01%)